FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 26, 2009

Mr Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir,

           In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rule No.30, and duly authorized by the board of the Company for this purpose, I inform the Superintendency of the following material information:

           The board of the Company, at its ordinary meeting, agreed today to amend the Dividend Policy for 2008 informed at the General Shareholders’ Meeting held on April 1, 2008. The amendment consists of reducing the percentage of net income to be distributed as dividends attributable to 2008 from 60% to 40%.

           Accordingly, the board will propose to the General Shareholders’ Meeting of Endesa Chile, to be held on April 15, 2009, to distribute a final dividend amounting to Ch$15.9330 per share which, if approved by the General Shareholders’ Meeting, will be paid on a date yet to be determined.

Yours sincerely,

Rafael Mateo A.
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: March 26, 2009